# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

_____

# FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

**DATE OF REPORT**                                                                                **October 17, 2011**

**(DATE OF EARLIEST EVENT REPORTED)**                                        **October 17, 2011**

# BOARDWALK PIPELINE PARTNERS, LP

**(Exact name of registrant as specified in its charter)**

| **Delaware** | **01-32665** | **20-3265614** |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (IRS Employer Identification No.) |

**9 Greenway Plaza, Suite 2800
Houston, Texas 77046**
(Address of principal executive office)

**(866) 913-2122**
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act  (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01   Regulation FD Disclosure.**

On October 17, 2011, the Registrant issued a press release announcing the formation of a joint venture between Boardwalk Pipelines, LP, a wholly-owned subsidiary of the Registrant, and Boardwalk Pipelines Holding Corp., an affiliate of the Registrant's general partner (BPHC).  The joint venture has entered into a definitive agreement to acquire Petal Gas Storage, L.L.C. and Hattiesburg Gas Storage Company and related entities from an affiliate of Enterprise Products Partners L.P.  A copy of the press release is attached hereto as Exhibit 99.1.

On October 17, 2011, representatives of the Registrant will participate in an investor conference call.  The written presentation materials to be used in the investor conference call are furnished as Exhibit 99.2 to this Current Report on Form 8-K (this "Report").

The information under Item 7.01 and in Exhibits 99.1 and 99.2 in this Report is being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 7.01 and in Exhibits 99.1 and 99.2 in this Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

**Cautionary Statement Regarding Forward-Looking Statements**

Investors are cautioned that certain statements contained in this Report, as well as some statements in periodic press releases and some oral statements made by officials of the Registrant and its affiliates during presentations about the Registrant, are "forward-looking." Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words "expect," "intend," "plan," "anticipate," "estimate," "believe," "will likely result," and similar expressions. In addition, any statement made by management of the Registrant concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible actions by the Registrant or its subsidiaries, are also forward-looking statements.

**Item 9.01          Financial Statements and Exhibits.**

**(d)          Exhibits:**

| Exhibit No. | Description |
| --- | --- |
| *99.1* | *Boardwalk Pipeline Partners, LP, News Release, issued October 17, 2011, providing information on the acquisition of Petal Gas Storage, L.L.C. and Hattiesburg Gas Storage Company.* |
| *99.2* | *Boardwalk Pipeline Partners, LP, Investor Presentation, dated October 17, 2011, providing information on the Registrant's growth projects.* |

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By:   BOARDWALK GP, LP,
its general partner

By:   BOARDWALK GP, LLC,
its general partner

By:   */s/ Jamie L. Buskill*
Jamie L. Buskill
Senior Vice President, Chief Financial Officer and Treasurer

Dated: October 17, 2011

Exhibit 99.1



# News Release

## BOARDWALK AND ITS GENERAL PARTNER TO ACQUIRE PETAL AND HATTIESBURG STORAGE COMPANIES

**HOUSTON**, October 17, 2011 — Boardwalk Pipeline Partners, LP (NYSE: BWP) announced today that it has formed a joint venture with an affiliate of its general partner, which has entered into a definitive agreement to acquire Petal Gas Storage, L.L.C. and Hattiesburg Gas Storage Company and related entities from Enterprise Products Partners L.P. for $550 million in cash (subject to customary adjustments).

Petal and Hattiesburg operate seven high deliverability salt dome natural gas storage caverns in Forrest County, Mississippi, having approximately 29 Bcf of total storage capacity, of which approximately 19 Bcf is working gas capacity.  These companies also own and operate a leaching plant, freshwater and brine disposal wells, approximately 69,000 horsepower of compression and approximately 105 miles of pipeline which connect their facilities with several major natural gas pipelines, including Boardwalk's Gulf South pipeline.  The storage capacity is currently fully subscribed under long-term fixed-fee contracts with a weighted-average remaining contract life of approximately seven years.  Petal and Hattiesburg also own undeveloped land which is suitable for up to six additional storage caverns, one of which is expected to go into service in 2013.  A Boardwalk subsidiary will operate these assets on behalf of the joint venture.

Boardwalk expects that the joint venture will fund this acquisition with proceeds from a $200 million 5-year bank loan and equity contributions from Boardwalk and an affiliate of its general partner, Boardwalk Pipelines Holding Corp. (BPHC), a wholly-owned subsidiary of Loews Corporation (NYSE: L). BPHC will own 80% and contribute $280 million of the joint venture's equity and Boardwalk will own 20% and contribute $70 million. The acquisition is expected to close in the fourth quarter of 2011 subject to customary closing conditions, including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

"The Petal and Hattiesburg companies are a great addition to our asset footprint," said Stan Horton, President and CEO of Boardwalk.  "The Facilities are anchored by long-term firm agreements and approximately 80% of the existing customer base is either electric or natural gas utilities. The location and type of storage assets are very desirable and, when combined with Boardwalk's existing assets, we see exciting opportunities for synergies and growth."

Citi acted as exclusive financial advisor to Boardwalk on this transaction.

A conference call discussing Boardwalk's recent growth projects will begin at 11:00 am Eastern Time on Monday, October 17, 2011. The call will be hosted by Boardwalk's President and Chief Executive Officer, Stan Horton, Chief Financial Officer, Jamie Buskill and Senior Vice President of Corporate Development, Jonathan Nathanson.  A presentation and a live webcast will be available online at the Boardwalk website (www.bwpmlp.com).  Those interested in participating in the question and answer session of the conference call should dial (866) 356-4441 for callers in the U.S. or (617) 597-5396 for callers outside the U.S.  The PIN number to access the call is 91936632.  Following the call, an online replay will be available on Boardwalk's website.

<center>###</center>

## About Boardwalk Pipeline Partners, LP

Boardwalk Pipeline Partners, LP, is a limited partnership engaged, through its subsidiaries, in the transportation, storage and gathering of natural gas. Boardwalk operates approximately 14,200 miles of pipeline and underground storage fields having aggregate working gas capacity of approximately 167 Bcf.

Exhibit 99.1

Additional information about the partnership can be found on its website at www.bwpmlp.com.  After the acquisition of Petal and Hattiesburg, Boardwalk will operate approximately 186 Bcf of aggregate working gas storage capacity and approximately 14,300 miles of pipeline.

**Forward-Looking Statements**

This press release contains forward-looking statements relating to expectations, plans or prospects for Boardwalk Pipeline Partners, LP and its subsidiaries, including among others those relating to the completion and financing of the acquisition of Petal and Hattiesburg, the completion, timing and performance of additional storage caverns and the performance of the acquired businesses after acquisition. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These and other risks and uncertainties concerning Boardwalk and its expansion projects are described in its filings with the U.S. Securities and Exchange Commission, which are available on Boardwalk's website at www.bwpmlp.com or on the SEC's website at www.sec.gov.

SOURCE:  Boardwalk Pipeline Partners, LP


Contact:    Boardwalk Pipeline Partners, LP
            Allison McLean, 866-913-2122
            Director of Investor Relations

            Or

            Jamie Buskill, 713-479-8082
            Senior Vice President, Chief Financial Officer and Treasurer

**Exhibit 99.2**



October 17, 2011 Conference Call

# Recent Growth Projects

Stanley C. Horton, President & Chief Executive Officer

# Important Information

## Forward-looking statements disclosure

Statements made at this conference or in the materials distributed in conjunction with this conference that contain "forward-looking statements" include, but are not limited to, statements using the words "believe", "expect", "plan", "intend", "anticipate", "estimate", "project", "should" and similar expressions, as well as other statements concerning our future plans, objectives, and expected performance, including statements with respect to the completion, cost, timing and financial performance of growth projects. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected.

Forward-looking statements speak only as of the date they are made, and the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein or made at this conference to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

For information about important Risk Factors that could cause our actual results to differ from those expressed in the forward-looking statements contained in this presentation or discussed at this conference please see "Available Information and Risk Factors," below. Given the Risk Factors referred to below, investors and analysts should not place undue reliance on forward-looking statements.

Available Information and Risk Factors

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or "SEC". Our SEC filings are available to the public over the internet at our website, www.bwpmlp.com, and at the SEC's website www.sec.gov.

*Our filings with the SEC contain important information which anyone considering the purchase of our limited partnership units should read.*

Our business faces many risks. We have described in our SEC filings some of the more material risks we face. There may be additional risks that we do not yet know or that we do not currently perceive to be material that may also impact our business. Each of the risks and uncertainties described in our SEC filings could lead to events or circumstances that may have a material adverse effect on our business, financial condition, results of operations or cash flows, including our ability to make distributions to our unitholders.

Our limited partnership units are listed on the New York Stock Exchange under the trading symbol "BWP".

# Boardwalk's Growth Strategy

- Pipelines and Storage will remain our Core Business
  - Attach to new supply sources
  - Expand existing and add new market outlets
  - Continue to enhance optionality for our customers

- Offer greater array of services to our producer customers - Boardwalk Field Services
  - Gathering and processing services
  - Open to opportunities that do not significantly increase Boardwalk's overall risk profile

- Receptive to opportunities outside the traditional natural gas sector



Carthage Compressor Station - Carthage, Texas

# BWP and BPHC to form Joint Venture

- Joint venture to acquire Petal and Hattiesburg for $550 million
  - $200 million 5-year bank debt
  - $70 million equity BWP (20% interest)
  - $280 million equity BPHC (80% interest) a wholly-owned subsidiary of Loews Corporation

- Boardwalk subsidiary will operate these assets on behalf of the joint venture

- Expected to close in the fourth quarter of 2011 subject to customary closing conditions



Petal Facility

# Joint Venture and BWP Footprint



Petal and Hattiesburg:
- High deliverability salt dome gas storage with long-term fixed-fee contracts
- Seven operating caverns with approximately 19 Bcf of working gas capacity
- Interconnects with several major natural gas pipelines, including Gulf South
- Approximately 105 miles of pipeline and 69,000 horsepower of compression
- Delivery capacity of 1,500 MMcf/d and an injection capacity of 650 MMcf/d
- Undeveloped land may provide for up to six additional salt caverns

**Boardwalk Assets**
- Texas Gas Transmission
- Gulf South Pipeline
- Gulf Crossing Pipeline
- ▲ Existing Boardwalk Storage

**Joint Venture Assets**
- Petal & Hattiesburg Pipelines
- ▲ Petal & Hattiesburg Storage Fields

# Petal and Hattiesburg Asset Strength



- Fixed-fee long-term agreements
  - Operating caverns are fully subscribed with a weighted-average remaining contract life of approximately seven years

- Customer base primarily utilities
  - Approximately 80% electric or gas utilities
  - Weighted average credit rating of "A"

- Opportunities for synergies
  - Already connected to BWP's Gulf South Pipeline
  - Plans to connect to Gulf South's Southeast expansion

- Opportunities to grow
  - Potential for up to six additional salt caverns; three have been certificated by FERC
  - One cavern is expected to go into service in 2013

- Salt caverns are ideal for serving growing power generation load

- Very desirable location

# Facilities are in a Desirable Location



**West Region**

| Type | Sites |
|------|-------|
| ▲ = Salt Cavern | 37 |
| ● = Aquifer | 43 |
| ▼ = Depleted Reservoir | 329 |

Source: EIA, December 2010

6

# Regional Natural Gas Demand

All demand is Bcf/d.
% represents 2010 - 2020 growth

By 2020, Southeast natural gas demand is estimated to increase by approximately 5 Bcf/d, mostly due to growth in power generation sector.



Source: INGAA Foundation/ICF Study - North American Infrastructure Through 2035

# Boardwalk Field Services Projects

Marcellus Gathering Pipeline

- Estimated cost of $90 million

- Delivery capacity of 275,000 Dth/day when fully constructed

- Project anchored with a 15-year fee-based agreement with Southwestern

- 26 miles of 12″ high pressure gas pipeline

- Interconnects with Tennessee Gas Pipeline

- Milestone project for Field Services



Eagle Ford Rich Gas Line

- Received FERC approval on August 26[th] to transfer assets from Gulf South Pipeline to Boardwalk Field Services for partial conversion to a rich gas line

- 280 miles of gathering and transmission pipeline and two compressor stations

- Interconnects with 3 existing gas processing plants

- Expect to complete the transfer to Field Services in the fourth quarter of 2011

